

November 5, 2007

Mr. Jai Woo Lee
Chief Executive and Financial Officer
United Traffic System Inc.
300 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9 Canada

   Re: United Traffic System Inc.
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed June 30, 2006
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed August 6, 2007
     File No. 333-102931

Dear Mr. Lee:

  We have completed our review of your filings and have no further comments at this time.

      Sincerely,

      Karl Hiller
      Branch Chief